

December 27, 2011

Via E-mail
Mr. Steven J. Borst
Chief Financial Officer
Q Holdings, Inc.
615 Arapeen Drive, Suite 102
Salt Lake City, UT 84108

>   **Re: Q Holdings, Inc.**
>   **Amendment No. 1 on Form 8-K/A**
>   **Filed December 9, 2011**
>   **File No. 000-52062**

Dear Mr. Borst:

We have reviewed your amended filing and correspondence dated December 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 9, 2011

Description of Business, page 5

1. We note your response to Comment 2 and reissue the comment in part. Please amend your Form 8-K/A to describe the following material terms of your license agreement with the University of Utah Research Foundation:

    *   The potential aggregate milestones payable; and
    *   A description of the sublicense fees payable under the agreement, expressed within a ten percent range (for example, "single digits," "teens," "twenties," etc.).

    You state in your amended Form 8-K that you will seek confidential treatment for portions of the license agreement. To the extent you request confidential treatment for the sublicense fee percentage, please note that we are not requesting you disclose the actual percentage of sublicense fee you will pay, and to the extent you may request confidential treatment related to milestone payments, please note that we are not requesting you disclose the actual amount of discrete milestone payments or the related milestone events.

We will not be in a position to resolve this outstanding comment until we have an opportunity to examine your amended 8-K and your related request for confidential treatment of portions of your agreement with the University of Utah Research Foundation.

2. We note your response to Comment 3 and the associated disclosure under "Collaborations and Grant Funding" on page 10. Notwithstanding that the Company's collaborations with Dr. Maragakis and Dr. Fischer do not involve any milestone or royalty payments or any form of written and signed agreement, other than material transfer agreements in the ordinary course of business, please expand your disclosure under this section to describe the nature of the arrangements you have with each of these collaborators. Your revised disclosure should make clear what each party provides to the collaboration, what their mutual rights, obligations and functions are, and what the respective parties' rights are to any intellectual property conceived under or otherwise related to the collaboration efforts.

3. We note your response to Comment 6 and reissue the comment in part. Please file as an exhibit any written agreement between you and NIH, pursuant to Item 601(b)(10)(2)(ii) of Regulation S-K.

4. We note your response to Comment 7 and reissue the comment. With respect to your agreements with Goodwin Biosciences, Inc. and the University of Utah, please disclose the following information:

   - The material obligations of each party, including any financial obligations;
   - The term of each agreement; and
   - The termination provisions of each agreement.

In addition, pursuant to Item 601(b)(10)(ii)(B), please file as exhibits the agreement between you and Goodwin Biosciences, Inc and the agreement currently in place between you and the University of Utah. Alternatively, please provide your analysis explaining why you are not substantially dependent upon these two contracts.

Directors, Executive Officers, Promoters and Control Persons and Corporate Governance;
Compliance with Section 16(a) of the Exchange Act, page 61

Board of Directors, page 62

5. We note your response to Comment 9 and reissue the comment in part. Please note that
    Item 401(e)(1) of Regulation S-K requires disclosure of the specific "qualifications,
    attribute or skills of directors and nominees" on an individual basis. It appears that you
    have only provided this information for Mr. Grebow. Please amend your Form 8-K/A to
    address the requirements of Item 401(e)(1). Your disclosure should address the specific
    experience, qualifications, attributes and skills of each director or nominee. Please note
    that the present disclosure of each individual's business experience alone is not sufficient
    to comply with this requirement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Rose Zukin at (202) 551-3239, Daniel Greenspan at (202) 551-3623, or
me at (202) 551-3710 with any questions.

                                                    Sincerely,

                                                    /s/ Daniel S. Greenspan for

                                                    Jeffrey P. Riedler
                                                    Assistant Director

cc: Joseph M. Patricola, Esq.
        The Sourlis Law Firm
        The Courts of Red Bank
        130 Maple Avenue, Suite 9B2
        Red Bank, NJ 07701